Exhibit 99.2

MITTAL STEEL USA ISG INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollars in millions, except per share data)

	THREE MONTHS ENDED MARCH 31,
	2005	2004
Net sales	$2,659.6	$1,770.3
Costs and expenses:
Cost of sales	2,255.3	1,606.3
Marketing, administrative, and other expenses	72.6	48.7
Depreciation and amortization	41.3	28.8

Total costs and expenses	2,369.2	1,683.8

Income from operations	290.4	86.5

Gain on sale of assets	(9.6)	—
Interest and other financing expense, net	10.8	10.4

Income before income taxes	289.2	76.1
Provision for income taxes (Note 6)	107.6	5.2

Net income	$181.6	$70.9

Income per common share:
Basic	$1.82	$0.73
Diluted	$1.76	$0.68

See accompanying notes to consolidated financial statements.

MITTAL STEEL USA ISG INC.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND DECEMBER 31, 2004

(Dollars in millions, except share data)

	MARCH 31, 2005	DECEMBER 31, 2004
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$629.1	$606.7
Receivables, less allowances of $57.6 and $50.1	966.4	830.7
Inventories	1,483.5	1,320.4
Assets held for sale	36.0	39.6
Deferred income taxes	76.9	75.1
Prepaid and other current assets	54.9	57.8

Total current assets	3,246.8	2,930.3

Property, plant and equipment, at cost	1,376.5	1,314.9
Less: Accumulated depreciation and amortization	249.7	210.0

Property, plant and equipment, net	1,126.8	1,104.9
Deferred income taxes	349.3	354.8
Investments in joint ventures	27.7	27.9
Other assets	70.0	70.7

Total assets	$4,820.6	$4,488.6

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt and capital leases	$56.1	$57.6
Accounts payable	819.7	758.9
Accrued compensation and benefits	317.5	289.4
Accrued taxes	216.7	156.2
Other current liabilities	110.6	118.9

Total current liabilities	1,520.6	1,381.0

Long term liabilities:
Debt	634.7	637.2
Capital leases	167.7	169.6
Environmental liabilities	162.4	164.3
Pensions and other retiree benefits	131.1	123.0
Other obligations	7.6	9.4

Total liabilities	2,624.1	2,484.5

Stockholders’ equity:
Preferred Stock, $0.01 par value per share, authorized 5,000 shares, none issued	—	—
Common Stock, $0.01 par value per share, authorized 108,600,000 shares, and 100,035,950 issued and outstanding	1.0	1.0
Additional paid-in capital	1,023.8	1,023.3
Retained earnings	1,179.9	998.4
Accumulated other comprehensive income	11.4	1.0
Treasury Stock, 641,089 shares at cost	(19.6)	(19.6)

Total stockholders’ equity	2,196.5	2,004.1

Total liabilities and stockholders’ equity	$4,820.6	$4,488.6

See accompanying notes to consolidated financial statements.

MITTAL STEEL USA ISG INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	THREE MONTHS ENDED MARCH 31,
	2005	2004

Cash flows from operating activities:
Net income	$181.6	$70.9
Adjustments for items not affecting cash from operating activities:
Depreciation and amortization	41.3	28.8
Other	(6.0)	1.9
Changes in working capital and other items:
Receivables	(134.8)	(130.6)
Inventories	(163.1)	78.5
Prepaids and other assets	11.4	(65.6)
Accounts payable	60.8	83.4
Income taxes	57.3	8.3
Accrued compensation and benefits	36.1	(18.7)
Other	(3.6)	(10.1)

Net cash provided by operating activities	81.0	46.8

Cash flows from investing activities:
Capital expenditures and investments	(61.8)	(27.5)
Proceeds from sales of assets	13.0	5.8

Net cash used in investing activities	(48.8)	(21.7)

Cash flows from financing activities:
Payments on long-term debt	(3.8)	(11.3)
Payments on capital leases	(6.0)	(7.5)
Issuance of common stock, net	—	1.1

Net cash used in financing activities	(9.8)	(17.7)

Increase in cash and cash equivalents	22.4	7.4
Cash and cash equivalents - beginning of period	606.7	193.6

Cash and cash equivalents - end of period	$629.1	$201.0

Other information:
Interest paid	$8.0	$9.1
Income taxes (received) paid, net	45.8	(3.1)
Capital lease obligation incurred	—	3.9

See accompanying notes to consolidated financial statements.

MITTAL STEEL USA ISG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars and shares in millions, except per share data)

(1)           BASIS OF PRESENTATION

In connection with the merger (Merger) of International Steel Group Inc. with a wholly owned subsidiary of Mittal Steel Company N.V. (Mittal Steel), ISG was renamed “Mittal Steel USA ISG Inc.” Mittal Steel USA ISG Inc. (formerly known as International Steel Group Inc.) is referred to herein as the “Company.”

These interim financial statements are unaudited and include only selected notes. They do not contain all information required for annual statements under United States generally accepted accounting principles and should be read together with the audited financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and all other reports on file with the Securities and Exchange Commission during the year 2005. In the opinion of management, these interim financial statements reflect all adjustments that are necessary to fairly present the results for the interim periods presented. Certain prior period amounts have been reclassified to conform to the current presentation.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The results of operations for the interim periods, shown in this report are not necessarily indicative of the results to be expected for a full year.

(2)           RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. This statement is effective for the year end December 31, 2005.  We are currently evaluating the impact of this statement on the Company.

(3)           RECENTLY COMPLETED MERGER

In October 2004, Mittal Steel, Park Acquisition Corp., a wholly owned subsidiary of Mittal Steel, and the Company entered into a merger agreement pursuant to which the Company would merge with Park Acquisition and become a wholly owned subsidiary of Mittal Steel. The Merger was approved by the shareholders of the Company and Mittal Steel on April 12, 2005 and was completed on April 15, 2005. In connection with the Merger, the Company’s former stockholders received in the aggregate approximately $2,100 and approximately 60,892 Mittal Steel Class A common shares. In addition, in connection with the Merger, payments of $163 were made to former officers of the Company for stock options, severance and bonuses as well as $26 to investment bankers for transaction success fees. These payments were not included in the first quarter 2005 results. The entire executive officer team of the Company, excluding the general counsel, is no longer with the Company as a result of the Merger.

 On April 20, 2005, the Company entered into definitive agreements as borrower with respect to a new $1.0 billion term loan facility and a new $700 million term loan facility. In addition, on April 20, 2005, the Company entered into a promissory note in the amount of $425 million with Mittal Steel Holdings N.V. On April 27, 2005, the Company repaid $325 million of the promissory note with the balance due on May 20, 2005.

All three of these intercompany borrowings were entered into as part of the financing arrangements previously announced by Mittal Steel to pay for the cash portion of the merger consideration paid to former stockholders of the Company in conjunction with the recently completed merger. The two term loan facilities represent an intercompany loan to the Company that another subsidiary of Mittal Steel borrowed under a credit agreement, dated as of April 7, 2005, among Mittal Steel and certain subsidiaries of Mittal Steel as original borrowers, the ABN AMRO Bank N.V., Citigroup Global Markets Limited, Credit Suisse First Boston International, Deutsche Bank AG London, HSBC Bank Plc and UBS Limited, as lead arrangers, certain other lenders signatory to the Credit Agreement and HSBC Bank Plc, as facility agent. The borrowing evidenced by the promissory note was extended to the Company to provide the remainder of the cash portion of the merger consideration by another subsidiary of Mittal Steel. Therefore, neither the term loan facilities nor the promissory note represent the incurrence of additional indebtedness from external creditors outside Mittal Steel and its subsidiaries.

Mittal Steel US Finance LLC is the lender under each of the term loan facilities. Both Mittal Steel US Finance LLC and the Company are wholly owned subsidiaries of Mittal Steel and thus are affiliates of each other. Other than the term loan facilities and their relationship as affiliates, there are no other direct commercial relationships between Mittal Steel US Finance LLC and the Company. Mittal Steel Holdings N.V., is the lender under the promissory note. Both the Company and Mittal Steel Holdings N.V. are wholly owned subsidiaries of Mittal Steel. Other than the promissory note and their relationship as affiliates, there are no other direct commercial relationships between Mittal Steel Holdings N.V. and the Company.

The Company drew down on each of the term loan facilities the principal amounts of $1.0 billion and $700 million respectively on April 21, 2005. Each of the term loan facilities will mature on April 21, 2010. Each term loan facility contains customary covenants requiring all of the Company’s transactions with affiliates to be conducted on an arms length basis and limiting its ability to incur additional indebtedness, consummate certain extraordinary business transactions such as mergers and create liens on its properties.

The Company is required to pay interest on each of the term loan facilities at an annual rate for each applicable Interest period equal to the sum of (i) a margin, initially set at 0.475% and then subject to adjustment based on Mittal Steel’s unsubordinated unsecured debt rating, plus 0.125%, (ii) the London Interbank Offering Rate for the applicable interest period and (iii) a facility maintenance fee. The initial interest period for each of the term loan facilities is six months and then shall be agreed between borrower and lender for subsequent periods not to exceed six months.

(4)           ACQUISITIONS

The Company acquired substantially all the assets and assumed certain liabilities of a hot briquetted iron (HBI) facility located in Point Lisas, Trinidad and Tobago in July 2004, of Georgetown Steel Company (Georgetown) in June 2004, and Weirton Steel Corporation (Weirton) in May 2004. The results of each of their respective operations have been included in our consolidated financial statements since the dates of acquisition.

The unaudited pro forma data for the first quarter of 2004 includes the results of operations of the Weirton acquisition as if it had been consummated on January 1, 2004, including the effects of the new labor agreement. The HBI and Georgetown facilities were not operating at the time we acquired them and are not included. This pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations. Pro forma data includes the following; net sales of $2,066.9; net income of $78.8; income per share-basic of $0.81; and income per share-diluted of $0.76.

(5)           INVENTORIES

Inventories are stated at the lower of cost or market, using the LIFO cost method. Consistent with our policy adopted for inventories in previous acquisitions, on January 1, 2005, we applied the LIFO cost method of accounting for inventories acquired as part of our Weirton and Georgetown acquisitions. The components of inventories follow:

	March 31, December 31,
	2005	2004
FIFO or average cost:
Raw materials	$621.1	$562.2
Finished and semi-finished goods	1,276.5	1,156.8
	1,897.6	1,719.0
LIFO reserve	(414.1)	(398.6)
Total	$1,483.5	$1,320.4

(6)           INCOME TAXES

SFAS No. 109, Accounting for Income Taxes, requires that we record a valuation allowance for a deferred tax asset when it is “more likely than not” (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized based on available “positive and negative evidence.” The realization of deferred tax assets is ultimately dependent upon the Company’s generation of sufficient future taxable income during periods in which those net temporary differences become deductible and before the expiration of the NOL carryforwards. Based on the Company’s 2004 financial results, the significant improvement in the global steel industry, assumptions about expected future taxable income and all available and prudent tax planning strategies, the Company concluded that there is sufficient positive evidence to determine that it is “more likely than not” (a likelihood of greater than 50%) that a portion of the Company’s deferred tax asset will be realized. Accordingly, the Company recorded an adjustment to the valuation allowance of about $390 in the fourth quarter of 2004. The valuation allowance at the end of 2004 was $417.

In the first quarter of 2004 based on pretax income and the forecasted pretax income for the year 2004, we expected to pay federal income taxes for the year. Generally accepted accounting principles require that we recognize in 2004 those temporary differences, principally depreciation, that were expected to be available in 2005 and 2006 to carryback against the current income tax provision for 2004. The net effect was an effective income tax rate in the first quarter of 2004 of 6.9%

Taxes recorded in the quarter ended March 31, 2005, have been calculated based on year to date income and forecasted results for the remainder of the year. The actual annual effective tax rate for the full year 2005 will depend on actual results and any increase or decrease to the valuation allowance. In the first quarter of 2005, the Company has not recorded an adjustment to the valuation allowance. The Company will continue to evaluate all available positive and negative evidence on a regular basis and record an increase or decrease to the valuation allowance as appropriate. The effective income tax rate in the first quarter of 2005 was 37.2%.

(7)           INCOME PER SHARE

The following table presents calculations of income per share of common stock for the first quarter:

	2005	2004
Net income applicable to common stock - Basic	$181.6	$70.9
Interest expense on convertible note-net of tax	.3	.5

Net income applicable to common stock - Diluted	$181.9	$71.4

Weighted average number of shares of common stock outstanding - Basic	100.0	97.8
Incremental shares issuable upon assumed conversion and exercise of stock options	2.3	5.5
Incremental shares issuable upon assumed conversion of convertible note	1.0	1.0

Total shares - Diluted	103.3	104.3

Income per share:
Basic	$1.82	$.73
Diluted	$1.76	$.68

(8)           COMPREHENSIVE INCOME

The following table presents the components of comprehensive income for the first quarter:

	2005	2004
Other comprehensive income - derivative financial instruments:
Change in value during the period	$8.6	$(3.7)
Recognized in net income	1.8	(1.3)
Net gain (loss) *	10.4	(5.0)
Net income	181.6	70.9
Total comprehensive income	$192.0	$65.9

 * A valuation allowance is recorded on certain temporary differences, resulting in no provision for income taxes on these items.

(9)           PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has defined benefit retiree medical and death benefit plans covering USWA employees who are eligible to retire under the current labor agreements. We do not intend to provide similar retiree medical benefits for employees who retire after the current labor agreement expires. The Company is not required to pre-fund any benefits and expects any benefits to be paid in 2005 to be minimal.

The Company owns a 62.3% interest in Hibbing Taconite Company (Hibbing), an iron ore mining joint venture that is pro rata consolidated in the Company’s consolidated financial statements. Hibbing maintains a noncontributory defined benefit pension plan for hourly and salary employees with benefits based on years of service and compensation. Hibbing funds the pension plans within statutory guidelines. Hibbing is considering various funding options, but the Company’s share of the minimum funding requirement in 2005 is $1.6. Hibbing also provides retiree medical and death benefits to most full-time employees, hired before January 1, 1993, with 30 years of service or employees who are 60 years of age with 15 years of service. A new labor agreement in 2004 capped the company’s share of healthcare costs at 2008 levels for the years 2009 and beyond. The Company’s prorated required contribution to the plan for other benefits based on net tons produced in 2004 and expected benefit payments will be $6.7 in 2005. The amounts included below for the Hibbing plan reflect the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). Hibbing applied the retroactive transition method under FASB Staff Position No. 106-2 during 2004. The effect was not material to the Company.

The amounts presented below for the Company’s USWA employees do not reflect the effects of the Act. We have not yet determined if the plan meets the actuarial equivalent requirement of the Act or if we will modify the plan. However, because the plan requires that the plan beneficiaries pay premiums beginning in 2011 to cover any cost per capita increases after 2008, the Act is not likely to have any significant effect on our accumulated postretirement benefit obligation nor our future net periodic benefit costs. In 2005, the Company expects to contribute $1.4 to the plan based on forecasted benefit payments.

The following table presents the components of net periodic pension and other post employment benefits costs for the first quarter:

	Pension		Other Benefits
	2005	2004	2005	2004
Service cost	$.7	$.6	$1.9	$1.0
Interest cost	1.4	1.2	1.3	2.1
Expected return on plan assets	(1.4)	(1.2)	3.2	(.2)
Amortization of unrecognized prior service costs	—	.3	.4	3.4
Total cost	$.7	$.9	$6.8	$6.3

(10)         CONTINGENCIES

The Company is subject to various legal actions and contingencies in the normal course of conducting business. The Company accrues liabilities for such matters when a loss is likely and the amount can be reasonably estimated. The effect of the ultimate outcome of these matters on future results of operations and liquidity cannot be predicted with any certainty. While the resolution of these matters may have a material effect on the results of operations of a particular future quarter or year, we believe that the ultimate resolution of such matters in excess of liabilities recorded will not have a material adverse effect on our competitive position or financial position.

The Company is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean up of environmental media such as soils and groundwater. If, in the future, the Company is required to investigate and remediate any currently unknown contamination and wastes at plant sites, the Company could be required to record additional liabilities.

The following table presents the changes in the amounts recorded for environmental liabilities discounted at 8%:

	First Quarter		Year
	2005	2004	2004
Balance - beginning of period	$205.3	$208.4	$208.4
Liabilities recognized at acquisition *	—	(6.9)	12.1
Accretion and changes in estimates and timing of spending	2.1	3.9	15.1
Liabilities related to properties sold	(.2)	—	(13.2)
Liabilities related to properties purchased	.8	—	—
Spending for remediation	(4.4)	(2.8)	(17.1)
Total**	203.6	202.6	205.3
Amount included in other current liabilities - end of period	(41.2)	(45.7)	(41.0)
Long term balance - end of period	$162.4	$156.9	$164.3

*      Includes a $6.9 reduction in the first quarter of 2004 to amounts previously recorded in the Bethlehem acquisition as a result of additional information and analysis obtained during the period.

**  The aggregate undiscounted amount of the environmental liabilities at March 31, 2005 is expected to be $364.4

(11)         CERTAIN LONG-TERM DEBT OF SUBSIDIARY GUARANTORS

On April 14, 2004, the Company issued $600 of senior, unsecured debt securities due 2014 in a private placement to a limited number of qualified institutional buyers as defined under the Securities Act. The debt securities bear interest at a rate of 6.5% and were sold at an original issue discount of $5.4, which is amortized as interest expense over the life of the issue. These debt securities have a principal at maturity of $600 and an effective annual cost of 6.625%. In October 2004, the Company exchanged the original debt securities with the terms of the new debt securities (the Notes) being substantially identical in all respects to the terms of the securities for which they were exchanged except that the Notes were registered under the Securities Act of 1933.

Certain of the Company’s domestic wholly owned subsidiaries guarantee the Notes on a full, unconditional and joint and several basis. The parent company has no independent assets or operations and non-guarantor subsidiaries are minor